Mail Stop 6010

March 26, 2007

David H. Gransee
Vice President and Chief Financial Officer
Veri-Tek International, Corp.
50120 Pontiac Trail
Wixom, Michigan 48393

> **Re:** **Veri-Tek International, Corp.**
> **Registration Statement on Form S-3 and**
> **Documents Incorporated by Reference Therein**
> **File No. 333-139576**

Dear Mr. Gransee:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 to Form S-3 Filed on February 15, 2007

Incorporation of Certain Documents by Reference, page 16

Form 10-K for the Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 30

General

1.   Please amend your 2005 Form 10-K and your September 30, 2006 Form 10-Q to
        incorporate your responses to prior comments 4, 6-7, 9-13, and 15-22 contained in
        your response letter dated February 15, 2007 and response to prior comments 1-5
        and 7 contained in your response letter dated March 16, 2007. We may have
        further comments once you have amended these filings.

Statement of Operations, page 33

2.   Please refer to prior comment 6 from our comment letter dated February 28, 2007.
        We note that as of December 31, 2004 that there was substantial doubt as to
        whether the customer would ever accept delivery and pay for the machines
        covered by the purchase order. As such, you recorded a bad debt reserve of
        $1,565,000. Please explain to us why you recognized $168,582 of additional
        revenue relating to a sale for which there was substantial doubt regarding
        collectibility.

Form 8-K Filed on July 10, 2006 as Amended on September 19, 2006

General

3.   Please amend this filing to incorporate your responses to comments 23, 24, 25,
        28, and 29 contained in your correspondence dated February 15, 2007 and
        responses to comments 8-9 contained in your correspondence dated March 16,
        2007. We may have further comments after review of your amended filing.

* * * * *

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of any amendments to expedite our review.
Please furnish a cover letter with your responses and any amendments that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments and any amendments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

David H. Gransee
Veri-Tek International, Corp.
March 26, 2007
Page 3

        You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3444 with any other questions.

                                                Sincerely,

                                                Perry Hindin
                                                Special Counsel

cc (via fax):   Patrick Daugherty, Esq.
                 Carolyn Long, Esq.